EXHIBIT 12.1

STEEL DYNAMICS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Years Ended December 31,					Six Months Ended June 30,
	2012	2011	2010	2009	2008	2013	2012
Interest expense, including amortization of debt issuance costs	$158,585	$176,977	$170,229	$141,360	$144,574	$66,094	$82,218
Capitalized interest	1,394	1,730	6,968	20,919	17,822	1,816	527

Fixed charges (a)	159,979	178,707	177,197	162,279	162,396	67,910	82,745

Income (loss) before taxes and before adjustment for noncontrolling interests	204,066	424,319	213,459	(18,237)	734,941	101,628	132,941
Amortization of capitalized interest	6,778	6,124	5,885	4,259	4,670	3,367	3,362
Less capitalized interest	(1,394)	(1,730)	(6,968)	(20,919)	(17,822)	(1,816)	(527)

Adjusted earnings (b)	369,429	607,240	389,573	127,382	884,185	171,089	218,521

Ratio (b) / (a)	2.31x	3.40x	2.20x	.78x	5.44x	2.52x	2.64x

For purposes of calculating our ratio of earnings to fixed charges, earnings consist of earnings from continuing operations before income taxes, extraordinary items and before adjustment for noncontrolling interests, adjusted for the portion of fixed charges deducted from the earnings, plus amortization of capitalized interest. Fixed charges consist of interest on all indebtedness, including capitalized interest, and amortization of debt issuances costs.